Matters Submitted to Vote of Shareholders

During the six month period ended November
30 2007 Access Capital Strategies
Community Investment Fund Inc. s
the Fund shareholders voted on the following
proposals.  The proposals were approved at a
special shareholders   meeting on September
6   2007.  The total number of shares of
stock of the Fund entitled to vote at the meeting was 50 660 355 and the numbers of shares of stock of the Fund represented in person or by proxies received with respect to the meeting and not revoked at or prior to the meeting were 29 241 595. A description of the proposals and number of shares voted are as follows

Shares   Shares       Shares
Voted ForVoted AgainstAbstaining
29  233  246        0          0

Proposal 1.	Approval of proposed
Investment Advisory Agreement between
Access Capital Strategies LLC and the
Fund.

Shares        Shares         Shares
Voted For     Voted Against  Abstaining
27  501  265    1  083  595    656  736

Proposal 2.	Transaction of such other
business as may properly come before the Meeting.